UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

LaBarge, Inc.

(Name of Issuer)

Common Stock, par value, $0.01 per share

(Title of Class of Securities)

502470107

(CUSIP Number)

Ducommun Incorporated

23301 Wilmington Avenue

Carson, CA 90745-6209

Attention: James Heiser

Telephone No.: (310) 513-7200

With a copy to:

Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, CA 90071 Attention: Dhiya El-Saden Telephone No.: (213) 229-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502470107

(1)	Name of Reporting Persons Ducommun Incorporated
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 3,437,206[1]
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 3,437,206[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,437,206 [1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 21.3%[2]
(14)	Type of Reporting Person (See Instructions): CO

[1]	Includes 348,552 shares of LaBarge, Inc. (“LaBarge”) common stock, par value $0.01 per share (“LaBarge Common Stock”), issuable upon exercise of options held by parties to the Voting Agreement described herein that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by LaBarge. Beneficial ownership of the shares of LaBarge Common Stock is being reported hereunder solely because Ducommun Incorporated may be deemed to have beneficial ownership of such shares of LaBarge Common Stock as a result of the Voting Agreement described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ducommun Incorporated that it is the beneficial owner of any shares of LaBarge Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
[2]	Calculated based on 15,825,927 shares of LaBarge Common Stock outstanding as of March 25, 2011, and stock options to acquire 348,552 shares of LaBarge Common Stock that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by LaBarge.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to shares of common stock, $0.01 par value per share (“LaBarge Common Stock”), of LaBarge, Inc., a Delaware corporation (“LaBarge”). The principal executive offices of LaBarge are located at 9900 Clayton Road, St. Louis, Missouri.

ITEM 2.	IDENTITY AND BACKGROUND

(a)–(c) and (f) The name of the person filing this Statement is Ducommun Incorporated, a Delaware corporation (“Ducommun”). The address of the principal business and the principal office of Ducommun is 23301 Wilmington Avenue, Carson, CA 90745-6209. The name, business address, present principal occupation or employment (and principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director and executive officer of Ducommun are set forth on Schedule A attached hereto, and are incorporated herein by reference. The principal business of Ducommun is providing products and services primarily to the aerospace and defense industry.

(d) During the last five years, neither Ducommun nor, to the knowledge of Ducommun, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Ducommun nor, to the knowledge of Ducommun, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in Item 4 hereof, as an inducement for Ducommun to enter into the Merger Agreement (as defined below), and in consideration thereof, all of LaBarge’s executive officers and certain directors (collectively, the “Covered Stockholders”) entered into that certain Voting Agreement (the “Voting Agreement”), dated as of April 3, 2011, with Ducommun pursuant to which each Covered Stockholder agreed to vote, at any meeting or consent solicitation of LaBarge stockholders, all of the shares of LaBarge Common Stock beneficially owned by them (including any shares acquired upon the exercise of stock options), subject to limited exceptions (the “Covered Shares”), in favor of the Merger Agreement and the transactions contemplated thereby. Other than the consideration to be paid by Ducommun pursuant to the Merger Agreement at the Effective Time (as defined below), for which Ducommun expects to obtain financing through a new senior secured loan facility and the issuance and sale of senior unsecured notes, Ducommun has not paid any funds or other consideration in connection with the execution and delivery of the Voting Agreement and therefore no consideration was paid in connection with the voting rights requiring the filing of this Statement. For a description of the Voting Agreement and Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF THE TRANSACTION

Ducommun and the Covered Stockholders entered into the Voting Agreement as an inducement for Ducommun to enter into the Merger Agreement. The purpose of the Merger Agreement is to acquire control of, and the entire equity interest in, LaBarge. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

The Merger Agreement

On April 3, 2011, Ducommun and DLBMS, Inc., a Delaware corporation and a wholly-owned subsidiary of Ducommun (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LaBarge. Under the terms of the Merger Agreement, Merger Sub will be merged with and into LaBarge with LaBarge continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Ducommun (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each outstanding share of LaBarge Common Stock, including each outstanding share of restricted stock and any associated preferred stock purchase rights granted pursuant to the Rights Agreement, dated November 8, 2001 between LaBarge and Registrar and Transfer Company (as successor trustee to UMB Bank, N.A.), as amended, other than shares: (a) held by LaBarge or its subsidiaries, (b) owned by Ducommun or its subsidiaries and (c) owned by stockholders who have not consented to the Merger and who have properly demanded appraisal for their shares under Delaware law, will be cancelled and converted into the right to receive $19.25 in cash, without interest. At the Effective Time, each outstanding option will be cancelled and converted into the right to receive in cash, without interest and less applicable withholding taxes, an amount equal to the product of: (a) the excess, if any, of $19.25 over the exercise price per share of LaBarge Common Stock for such option multiplied by (b) the total number of shares of LaBarge Common Stock then subject to such option immediately prior to the Effective Time.

In addition, at the Effective Time, the certificate of incorporation of LaBarge will be amended in its entirety, as more specifically described in the Merger Agreement, and the bylaws of the Merger Sub will become the bylaws of the Surviving Corporation. Additionally, at the Effective Time, the directors and officers of the Merger Sub will become the directors and officers of the Surviving Corporation. The Merger Agreement further provides that, when the Merger is consummated, the listing of LaBarge Common Stock on the American Stock Exchange will be terminated, and LaBarge will use its commercially reasonable efforts to terminate its registration and reporting requirements under the Exchange Act as promptly as practicable after the Effective Time and in any event no more than ten days after closing.

Consummation of the Merger is subject to the closing conditions set forth in the Merger Agreement, including, among others, approval of the Merger by LaBarge’s stockholders holding two-thirds of the outstanding shares of LaBarge Common Stock and expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Consummation of the Merger is not subject to a financing condition. The parties currently expect to close the transaction during the summer of 2011.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

The Voting Agreement

Concurrently with the execution of the Merger Agreement, the Covered Stockholders, in their capacities as stockholders of LaBarge, entered into the Voting Agreement. Pursuant to the Voting Agreement, the Covered Stockholders have (i) agreed to vote the Covered Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and against any proposal that could reasonably be expected to interfere with or delay the Merger or the transactions contemplated by the Merger Agreement (a “Frustrating Proposal”) and (ii) irrevocably granted to, and appointed, Ducommun and certain of its executive officers as their proxies and attorneys-in-fact to vote all of the Covered Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and against any Frustrating Proposal.

Pursuant to the Voting Agreement, the Covered Stockholders have also agreed not to, among other things, sell, transfer, pledge, assign, or otherwise dispose of (collectively, “Transfer”) the Covered Shares or any interest therein, or enter into any contract, option or other arrangement with respect to the Transfer of any Covered Shares or beneficial ownership or voting power thereof or therein, to any person other than pursuant to the Voting Agreement or the Merger Agreement, subject to certain exceptions. Further, the Voting Agreement contains a “no shop” restriction on the ability of the Covered Stockholders to continue to discuss, or solicit, alternative acquisition proposals and on their ability to provide information and engage in discussions with third parties. The Voting Agreement terminates upon the earliest of the Effective Time, September 30, 2011 or the termination of the Merger Agreement in accordance with certain terms therein.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Except as set forth in this Item 4, the Merger Agreement or the Voting Agreement, neither Ducommun nor, to its knowledge, any of the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Ducommun reserves the right to develop such plans).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) As a result of the voting and transfer restrictions contained in the Voting Agreement, Ducommun may be deemed for purposes of Rule 13d–3 promulgated under the Exchange Act to beneficially own 3,437,206 shares of LaBarge Common Stock (including 348,552 shares underlying stock options held by the Covered Stockholders that are currently exercisable or exercisable within 60 days of the filing of this Statement), representing approximately 21.3% of LaBarge’s outstanding Common Stock as of March 25, 2011, by virtue of shared voting and/or dispositive power. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ducommun that it is the beneficial owner of any shares of LaBarge Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a) – (b), neither Ducommun nor, to the knowledge of Ducommun, any of the persons set forth on Schedule A hereto beneficially owns any shares of LaBarge Common Stock.

(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreement, neither Ducommun nor, to the knowledge of Ducommun, any of the persons set forth on Schedule A hereto has effected any transaction in the shares of LaBarge Common Stock during the past 60 days.

(d) To the knowledge of Ducommun, no persons other than the Covered Stockholders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Covered Shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is incorporated by reference into this Item 6. Except as otherwise described in this Statement, to the knowledge of Ducommun, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of LaBarge, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit Number	Description

1.	Agreement and Plan of Merger, dated as of April 3, 2011, among Ducommun Incorporated, DLBMS, Inc. and LaBarge, Inc. (incorporated by reference to Exhibit 2.1 to Ducommun’s Current Report on Form 8-K filed April 5, 2011).

Exhibit Number	Description

2.	Voting Agreement, dated as of April 3, 2011, by and among Ducommun Incorporated and certain stockholders of LaBarge, Inc. (incorporated by reference to Exhibit 10.2 to Ducommun’s Current Report on Form 8-K filed April 5, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2011

DUCOMMUN INCORPORATED

By:	/s/ James Heiser
Name:	James Heiser
Title:	Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

1.	Agreement and Plan of Merger, dated as of April 3, 2011, among Ducommun Incorporated, DLBMS, Inc. and LaBarge, Inc. (incorporated by reference to Exhibit 2.1 to Ducommun’s Current Report on Form 8-K filed April 5, 2011).

2.	Voting Agreement, dated as of April 3, 2011, by and among Ducommun Incorporated and certain stockholders of LaBarge, Inc. (incorporated by reference to Exhibit 10.2 to Ducommun’s Current Report on Form 8-K filed April 5, 2011).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DUCOMMUN

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Ducommun is set forth below. Except as otherwise indicated, each occupation set forth opposite an individual’s name refers to Ducommun, and all of the persons listed below are citizens of the United States of America. Directors are noted with an asterisk.

1. Name	2. Present Principal Occupation or Employment (Including Principal Business of Employer)	3. Business Address / Address of Principal Employer
Kathryn M. Andrus	Vice President, Internal Audit	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

Joseph P. Bellino	Vice President and Chief Financial Officer	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

*Joseph C. Berenato	Chairman of the Board	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

*H. Frederick Christie	Consultant	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

*Eugene P. Conese, Jr.	Managing Director, Gridiron Capital LLC, a private equity firm, whose principal business is to acquire and build middle market manufacturing, service and specialty consumer companies in the United States and Canada.	c/o Gridiron Capital LLC 220 Elm Street New Canaan, Connecticut 06840

*Ralph D. Crosby, Jr.	Chairman, EADS North America, Inc., an aerospace and defense firm, whose principal business is to supply, and partner with others in, the defense and homeland security, commercial aviation, helicopters, telecommunications and services sectors.	c/o EADS North America, Inc. 1616 North Ft. Myer Drive, Suite 1600 Arlington, VA 22209

*Robert C. Ducommun	Business Advisor	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

*Dean M. Flatt	Retired President, Defense & Space, Honeywell International, Inc.	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

*Jay L. Haberland	Retired Vice President, United Technologies Corporation	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

James S. Heiser	Vice President, General Counsel, and Secretary	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

*Robert D. Paulson	Chief Executive Officer, Aerostar Capital LLC, a venture capital and private equity firm, whose principal business is to invest in middle market businesses that serve the commercial aviation, space and/or defense markets around the world.	c/o Aerostar Capital, LLC 590 Sandhill Crane Road, Box 1270 Wilson, WY 83014-1270

Michael G. Pollack	Vice President of Sales and Marketing	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

*Anthony J. Reardon	President and Chief Executive Officer	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

Rose F. Rogers	Vice President, Human Resources	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209

Samuel D. Williams	Vice President, Controller and Assistant Treasurer	c/o Ducommun Incorporated 23301 Wilmington Avenue Carson, CA 90745-6209